UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GENESIS HOLDINGS, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	000-33073	20-2775009
(State or other jurisdiction of Incorporation of organization)	(Commission File Number)	(IRS Employer Identification Number)

15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254-2179
(Address of Registrant's Principal Executive Offices) (Zip Code)

(480) 281-1494
(Registrant's telephone number, including area code)

1525 Clover Hill Road, Mansfield, Texas 76063
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

GENESIS HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENESIS HOLDINGS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF GENESIS HOLDINGS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about May 13, 2008, to the holders of record at the close of business on April 25, 2008 of the outstanding shares of common stock, $.001 par value, of Genesis Holdings, Inc., a Nevada corporation ("we," "us," "our," or the "Company"), in connection with the change of control and composition of our board of directors as contemplated by the Share Exchange Agreement dated February 18, 2008 ("Exchange Agreement"), by and among the Company, BioAuthorize, Inc., a Colorado corporation ("BioAuthorize") and the shareholders of BioAuthorize.  In this Information Statement we refer to the transactions contemplated under the Exchange Agreement as, collectively, the "Exchange Transaction," and we refer to the consummation of Exchange Transaction, which took place on February 18, 2008, as the "Closing." This Information Statement is being provided solely for information purposes and not in connection with a vote of our shareholders.

Under the terms of the Exchange Agreement, we are required, following the Closing, to file this Information Statement with the Securities and Exchange Commission ("SEC") and to mail this Information Statement to each registered holder of our common stock. The change of control and composition of our board of directors will not occur until not less than 10 calendar days following the filing of this Information Statement with the SEC and the transmission of this Information Statement to all holders of record of our Common Stock as of the Record Date of April 25, 2008.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning BioAuthorize, the directors to be appointed to our board of directors as contemplated by the Exchange Agreement and the individuals to be appointed as our executive officers has been furnished to us by BioAuthorize, and we assume no responsibility for the accuracy or completeness of any such information.

CHANGE IN CONTROL TRANSACTION

The Exchange Agreement provided that the shareholders of BioAuthorize would exchange all of the shares of BioAuthorize common stock they own, which represents all of the issued and outstanding shares of capital stock of BioAuthorize in exchange for, in the aggregate, 20,000,000 shares of our common stock.  The 20,000,000 shares were distributed to the BioAuthorize shareholders at a ratio of 151.36035 shares of our common stock for every one (1) share of BioAuthorize capital stock, regardless of class or series, owned by the BioAuthorize shareholders.  Upon completion of the transactions under the Exchange Agreement, BioAuthorize became our wholly-owned subsidiary.  The issuance of our shares of common stock to the BioAuthorize shareholders was intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and under applicable state securities laws.

Upon the Closing of the Exchange Agreement, there was a change of control of the Company.  Immediately before the Closing, we had 21,780,226 shares of common stock outstanding.  The Exchange Agreement also required the Company to transfer all interests in its wholly-owned real estate subsidiary, Genesis Land, Inc., to the Bankston Third Family Limited Partnership (“Bankston”) in exchange for 16,780,226 shares of common stock of the Company owned by Bankston (the “Genesis Land Transaction”). Bankston delivered the 16,780,226 shares of common stock for the Genesis Land Transaction exchange at the Closing. Effective March 31, 2008, we closed the Genesis Land Transaction and transferred all of the Capital Stock of Genesis Land, Inc. to Bankston. Bankston now owns Genesis Land. Immediately following the Closing, we had 25,000,000 shares of common stock outstanding, of which the BioAuthorize shareholders, in the aggregate, owned 20,000,000 shares, or approximately 80% of our then outstanding common stock.

In addition, pursuant to provisions of the Exchange Agreement following the 10-day period after this Information Statement is filed with the SEC and mailed to our registered shareholders, two of our current directors, Larry Don Bankston and Lenny Amado, will resign and the remaining director, Yada Schneider, will appoint Gerald Van Wie and G. Neil Van Wie to our board of directors.  Mr. Schneider was appointed as a director on February 18, 2008 pursuant to requirements of the Exchange Agreement.  Our bylaws provide that the board of directors may appoint new members to fill any vacancies on the board of directors. As a result, the number of members of our board of directors will remain three, all of which were designated by BioAuthorize.

 VOTING SECURITIES

Our common stock is the only class of equity security that we currently have outstanding and which are entitled to vote.  Each share of our common stock entitles the holder thereof to one vote.  As of April 25, 2008, there were 23,725,000 shares of our common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of April 25, 2008 we had 23,725,000 shares of common stock outstanding.  The following tables sets forth information regarding the beneficial ownership of our common stock immediately before and after the Closing of the Exchange Transaction with respect to (i) our named executive officers and directors; (ii) our named executive officers and directors as a group; and (iii) all persons which we, pursuant to filings with the SEC and our stock transfer record by each person or group, know to own more than 5% of the outstanding shares of our common stock.  Under SEC rules, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock. Unless otherwise noted, each person has sole voting and investment power over the shares indicated below subject to applicable community property law.

 Immediately Prior to the Closing

Title of Class	Name & Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class (3)
Common Stock	Larry Don Bankston, Director	19,000,000 (4)	87.24%
Common Stock	Jason Pratte, President, CEO, CFO, Director	0	n/a
Common Stock	Directors and Officers as a group, 2 people	19,000,000	87.24%

(1) The address of each beneficial owner is c/o Genesis Holdings, Inc., 1525 Clover Hill Road, Mansfield, Texas 76063.

(2) All of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares.

(3) The "Percentage of Class" is calculated by dividing the amount of shares beneficially owned by the sum of 21,780,226 which is the total outstanding shares of common stock of the Company. (The sum includes the number of shares of common stock identified in Note 4 below).

(4) Includes 16,780,226 shares of common stock delivered by the Bankston Third Family Limited Partnership, of which Larry Don Bankston is the controlling partner, to the Company pursuant to requirements of but prior to the closing of the Genesis Land Transaction.

As of April 25, 2008

Title of Class	Name & Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class (3)
Common Stock	Larry Don Bankston, Director 1525 Clover Hill Road, Mansfield, TX 76063	2,219,774 (4)	9.36%
Common Stock	Yada Schneider, President, CEO, CFO, Director	7,128,000	30.04%
Common Stock	Gerald B. Van Wie, Vice President, Chief Operating Officer and Chief Technical Officer of the Company	7,128,000	30.04%
Common Stock	G. Neil Van Wie, Vice President and Chief Financial Officer	880,000	3.71%
Common Stock	Members Only Financial, Inc. 16680 N. 174th Lane Surprise, AZ 85388	2,464,000	10.39%
Common Stock	Soliton, LLC 49 W. River Road Rumson, NJ 07760	1,125,000	4.74%
Common Stock	Directors and Officers as a group, 4 people	17,355,774	73.15%

(1) The address of beneficial owners Yada Schneider, Gerald B. Van Wie and G. Neil Van Wie is c/o Genesis Holdings, Inc. is 15849 N. 71st Street, Suite 226, Scottsdale, AZ 85254-2179.

(2) All of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares.

(3) The "Percentage of Class" is calculated by dividing the amount of shares beneficially owned by the sum of 23,725,000 which is the total outstanding shares of common stock of the Company.

(4) Includes 2,219,774 shares of common stock held by the Bankston Third Family Limited Partnership, of which Larry Don Bankston is the controlling partner.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than 5% of our securities, or any associate of any of the foregoing, is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors currently consists of three members, Mr. Yada Schneider, Mr. Larry Don Bankston and Mr. Lenny Amado.  Mr. Jason Pratte, who was appointed as our President, CEO and a director in July 2006, resigned from such positions effective February 18, 2008.

Following the 10-day period after this Information Statement is mailed to our registered shareholders, Mr. Bankston and Mr. Amado will resign from our board and our remaining director, Yada Schneider, will appoint G. Neil Van Wie and Gerald B. Van Wie to our board of directors. Our bylaws provide that the board of directors may appoint new members to fill any vacancies on the board of directors.

Set forth below is certain information regarding our current executive officers and directors, as well as information regarding the individuals that will be appointed to the offices discussed above.  There are no family relationships among members of our management or our board of directors, except that Neil Van Wie is the father of Gerald Van Wie.

Name	Position	Age	Held Position Since
Don Bankston	Director	60	July 2006
Lenny Amado	Director		February 2006
Yada Schneider	Director, President and Chief Executive Officer	37	February 2008
G. Neil Van Wie	Vice President, Chief Financial Officer	58	February 2008
Gerald B. Van Wie	Vice President, Chief Operating Officer and Chief Technical Officer	36	February 2008

Lenny Amado Mr. Amado began serving as the Vice President of Operations for Nutritional Beverages, a dietary supplements manufacturer based in Phoenix, Arizona, in August of 2003. In January of 2006 he also took over the daily operations management for Aerobic Life Industries, a sales and marketing company based in Phoenix, Arizona, which focuses on selling dietary supplement products. All manufacturing and sales for both companies are housed in a 15000 square foot facility with 22 employees. Prior to joining Nutritional Beverages and Aerobic Life Industries, Mr. Amado worked from 2001 to 2003 as the General Manager of Bottled Water Images in Phoenix, Arizona, a bottled water company selling niche products to retail markets.

Larry Don Bankston Since 1985, Mr. Bankston has been the Chief Executive Officer of Bankston Electric Company, Inc. (BECI), a commercially licensed electrical contracting company based in Texas. BECI serves the Dallas and Fort Worth metropolitan area providing services in new construction, remodeling, repair and trouble call related electrical services including today’s latest computerized motor controls, equipment and appliance applications. Mr. Bankston created Genesis Land Development, LLC with two partners in July 2003. In July 2004 Mr. Bankston bought out the two other partners and owned the company exclusively until its merger with AABB. Genesis Land Development completed its first residential development in 2005, which consisted of the 55 acre, 172 lot “Bankston Meadows” development. Mr. Bankston has devoted an average of 40 hours per week to the business of Genesis over the last year.

Yada Schneider Mr. Schneider has most recently been a director and President and Chief Executive Officer of BioAuthorize, Inc., positions he continues to hold and receive compensation under his employment agreement. Mr. Schneider has 20 years experience in the high tech industry and 10 yrs experience as CTO of a successful start-up company, Bridge Technology, Inc. He has years of experience designing, implementing, deploying, and supporting diverse technology solutions including artificial intelligence, enterprise business systems, public-key infrastructure, device interface software, embedded systems, web-based solutions, and services based (n-tier) architecture to major corporations including Intel Corporation, Choice Hotels International, GTX Corporation, and Allied Signal Aerospace. He has extensive experience delivering transaction processing solutions including delivery of credit card transaction processing functionality for Choice Hotel’s enterprise application functionality. He also successfully delivered a patented transaction processing system to realize Bridge Technology’s business goals. Mr. Schneider has experience certifying software solutions with VISA and third-party payment processors, including Southern DataCom, PaymentTech, and Vital Processing. In connection with Mr. Schneider’s appointment to the Board and as an officer of the Company, the Company did not enter into or materially amend any plan, contract or arrangement that Mr. Schneider will participate in as a director or officer of the Company. Mr. Schneider will be compensated on the Board in accordance with any existing policies for employee members of the Board and no compensation has been established for his positions as an officer of the Company.

G. Neil Van Wie Mr. Van Wie has most recently been a director, a Vice President and Chief Financial Officer of BioAuthorize, Inc., positions he continues to hold and receive compensation under his employment agreement. From late 2003 through September 2007, he served as controller of Maverick Masonry, Inc., a commercial masonry contractor, responsible for human resources, payroll, financial accounting and reporting. From September 2001 through November 2003 Mr. Van Wie served as the Director of Information Services - Planning & Administration for Pulte Homes, Inc. with responsibilities for the combined IT organizations of Pulte Homes and Del Webb Corporation directly reporting to the Vice President/CIO. G. Neil Van Wie is the father of Gerald B. Van Wie. In connection with Mr. Van Wie’s appointment as an officer of the Company, the Company did not enter into or materially amend any plan, contract or arrangement that Mr. Van Wie will participate in as an officer of the Company. No compensation has been established for his positions as an officer of the Company.

Gerald B. Van Wie Mr. Van Wie has most recently been a director, a Vice President and Chief Operating Officer of BioAuthorize, Inc., and he will continue to hold those positions and receive compensation under his employment agreement. From March 1995 until February 2007, Mr. Van Wie worked for Intel Corporation holding various positions during his tenure with Intel. As a Senior Systems Architect/Technical Project Manager he managed several technical teams on various engineering projects of information systems. Following that he was a Technical Product Architect/Operations Manager managing engagements, enhancements and operations for billing systems for Pay-Per-View inter-department billings within Intel. Finally, as a Technical Program Manager he acted as a coach for solution integration of mission critical enterprise information systems. Gerald Van Wie is the son of G. Neil Van Wie. In connection with Mr. Van Wie’s appointment as an officer of the Company, the Company did not enter into or materially amend any plan, contract or arrangement that Mr. Van Wie will participate in as an officer of the Company. No compensation has been established for his positions as an officer of the Company.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended December 31, 2007, our board of directors held no meetings. Our board of directors has not established any committees.

Committees of the Board of Directors

Our board of directors has not established any committee of the board of directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the board of directors.  Following the Closing, the then current directors intend to meet to determine which committees to establish and the persons most appropriate to serve on such committees, if any.  However, no assurance can be given that our board of directors will establish any committees.

Nominee Recommendation Procedures

Our board of directors has not established a formal process for shareholders to nominate directors or to send communications to members of the board of directors.  As of the date of this filing, our board of directors has never received any nominations from shareholders.  Any stockholder may send a communication or nomination to any member of the board of directors to our address at 15849 N. 71st Street, Scottsdale, AZ 85254-2179 Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our board of directors, and if we receive a director nomination, it will be forwarded to the entire board of directors.

 Director Independence

None of our existing or incoming directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system, other than Mr. Amado. Although the Company is not subject to any listing standards with respect to director independence, for purposes of this determination, the Company used the NASDAQ director independence standard for evaluating director independence

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to our named executive officers during the fiscal year ended December 31, 2007.  For purposes of this report, our named executive officers include all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level; and our two most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers at the end of the last completed fiscal year; and up to two additional individuals for whom disclosure would have been provided pursuant to the preceding clause but for the fact that the individual was not serving as our executive officer at the end of the last completed fiscal year.

Executive Compensation
Name and Principal Position	Year	Salary	All Other Compensation	Total
Jason Pratte, CEO	2005	0	0	0
	2006	0	0	0
	2007	0	0	0

There was no compensation paid to any other director or officer during the fiscal years ended December 31, 2005-2007.

 Employment Contracts

The Company had no employment agreement with its only executive officer, Mr. Pratte, during the fiscal years ended December 31, 2005-2007. The newly appointed executive officers as of February 18, 2008, Yada Schneider, G. Neil Van Wie and Gerald B. Van Wie, do not have employment agreements with the Company, but do have employment agreements with BioAuthorize, Inc. which became a wholly-owned subsidiary of the Company on February 18, 2008.

None of the named executive officers hold any equity awards.

Director Compensation

Other than the reimbursement of actual and ordinary out-of-pocket expenditures, we did not compensate any of our directors for their services as directors during 2007, nor do we have any such compensation arrangements currently in place.  In the future, we may adopt a policy of paying directors a fee for their attendance at board and committee meetings.

We plan to enter into indemnification agreements with each of our directors (and our executive officers) on terms which we believe are reasonable and customary and comparable to those entered into by other publicly-traded companies in the United States.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On July 1, 2006, Genesis Holdings entered into a Merger Agreement with Genesis Land Development, LLC to acquire 100% of the ownership interests of Genesis Land Development, LLC as a wholly-owned subsidiary in exchange for the issuance to the Bankston Third Family Limited Partnership of 19,000,000 shares of Genesis Holdings common stock. Genesis Land Developments, LLC merged into AABB Acquisition Sub, Inc., a Nevada corporation that changed its name post-merger to Genesis Land, Inc.

Mr. Bankston controls the Bankston Third Family Limited Partnership, the sole equity holder in Genesis Land Development, LLC prior to the July 1, 2006 merger. Genesis Land Development, LLC was organized in Texas on September 8, 2003 for the purpose of developing a 55.509 acre tract of land within the Dallas, Texas metro area. The real estate was contributed to Genesis Land Development, LLC by Larry Don Bankston on September 30, 2003. Other than through beneficial ownership of that entity, there was no prior relationship between Mr. Bankston and the Company.

On January 1, 2006, Genesis Holdings entered into Consulting Agreements with William Lane, RD Bickerstaff, Laura Poulson, and Heritage West Capital, whereby William Lane, RD Bickerstaff, Laura Poulson, and Heritage West Capital agreed to provide consulting services to the Company for a one-year period. In exchange for entering into the agreement and performing the services required thereby, William Lane, RD Bickerstaff, Laura Poulson, and Heritage West Capital received an aggregate of 1,800,000 shares of common stock in the Company. The Company is not required to make any additional payments to William Lane, RD Bickerstaff, Laura Poulson, and Heritage West Capital, but is responsible for reimbursing certain expenses incurred to William Lane, RD Bickerstaff, Laura Poulson, and Heritage West Capital during the performance of their duties.

Genesis entered into seven notes payable dated from January 28, 2005 through April 29, 2005 payable to Larry Don Bankston. The loans bear interest at a rate of 7%. Principal is due on demand. The outstanding principal balance and accrued interest on these notes, in the total amount of $266,622, was paid in full during the three month period ended September 30, 2007.

  On February 18, 2008, we entered into a Share Exchange Agreement (the “Exchange Agreement”) with BioAuthorize and all of BioAuthorize's shareholders, some of which are the individuals now or to be appointed to our board of directors under provisions of the Exchange Agreement.  Yada Schneider was appointed to our board of directors on February 18, 2008. Following the 10-day period after this Information Statement is mailed to our registered shareholders, Mr. Bankston and Mr. Amado will resign from our board, and our remaining director, Yada Schneider, will appoint G. Neil Van Wie and Gerald B. Van Wie to our board of directors. Our bylaws provide that the board of directors may appoint new members to fill any vacancies on the board of directors.

Under the terms of the Exchange Agreement we acquired the business of BioAuthorize through an acquisition of all of its outstanding stock from its shareholders.  In exchange we issued, in the aggregate, 20,000,000 shares of our common stock to the BioAuthorize shareholders.  As a result, BioAuthorize became our wholly owned subsidiary and the BioAuthorize shareholders owned approximately 80% of our outstanding stock on a fully diluted basis.  In connection with the Closing of the Exchange Agreement, we issued shares of our common stock to the individuals being appointed to our board of directors as discussed herein in exchange for their shares of BioAuthorize stock.  Yada Schneider, G. Neil Van Wie and Gerald B. Van Wie own approximately 63.80% of the issued and outstanding shares of the Company’s common stock on a fully diluted basis. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," above.

None of the Company’s directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system, other than Mr. Amado. Although the Company is not subject to any listing standards with respect to director independence, for purposes of this determination, the Company used the NASDAQ director independence standard for evaluating director independence.

Parent Companies

We do not have a parent company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Directors, executive officers and greater than 10% beneficial owners are required by SEC regulations to furnish to us copies of all Section 16(a) reports they file.  Based solely on the review of the copies of such reports that were furnished to us, we believe that all reporting requirements under Section 16(a) for the fiscal year ended December 31, 2007 were met in a timely manner by our directors, executive officers and greater than 10% beneficial owners except for the report on Form 3 filed on July 6, 2007 by Jason Pratte, the former President and CEO of the Company, and the Form 3 filed by Larry Don Bankston on July 26, 2007. Both of these report were filed late.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS HOLDINGS, INC.

Dated: May 12, 2008	By: /s/ Yada Schneider
Yada Schneider, President and CEO